OMB Number 3235-0287
                                                     Expires: September 30, 1998


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                         Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

         Talcott,                  Joel                       D.
         (Last)                  (First)                   (Middle)

                      500 Broadway, M/S 1101
                                (Street)

         Redwood City,              CA                     94063-3199
         (City)                   (State)                     (Zip)



2.       Issuer Name and Ticker or Trading Symbol
         Ampex Corporation (AXC)



3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)
         11/98

5.       If Amendment, Date of Original
         (Month/Year)



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6.       Relationship of Reporting Persons to Issuer
                      (Check all applicable)

                  Director                                      10% Owner
        --------                                      --------
           X     Officer (give title below)                     Other (specify
        --------                                      --------  below)

         Vice President, General Counsel & Secretary

7.       Individual or Joint/Group filing (Check Applicable Line)

           X     Form filed by One Reporting Person
       --------
                 Form filed by More than One Reporting Person
       --------

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



                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



1.    Title of               2.    Trans         3.    Trans                4.    Securities Acquired (A)
      Security                     action              action                     or Disposed of (D)
      (Instr.3)                    Date                Code                       (Instr.3, 4 and 5)
                                   (Month              (Instr.8)
                                   /Date/
                                   Year)


                                                    Code            V            Amount          (A) or          Price
                                                                                                   (D)






5.    Amount of          6.    Ownership           7.    Nature of
      Securities               Form:                     Indirect
      Benefici-                Direct (D)                Beneficial
      ally Owned               or                        Ownership
      at End of                Indirect
      Month                    (I)                       (Instr. 4)

      (Inst. 3                 (Instr. 4)
      and 4)












                         SEC 1474 (7-96)                                  Page 3



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



                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.    Title of             2.    Conver          3.    Trans          4.    Transaction               5.    Number of Deriva-
      Derivative                 sion or               action               Code                            tive Securities
      Security                   Exercise              Date                                                 Acquired (A) or
      (Instr.3)                  Price of                                   (Instr. 8)                      Disposed of (D)
                                 Deri                  (Month/
                                 vative                Day/                                                 (Instr. 3, 4,
                                 Security              Year)                                                and 5)

                                                                           Code             V                (A)               (D)

Option to                  $2.375                11/6/98                     D              V                                18,000
acquire (Note
1)

Option to                  $2.375                11/6/98                     D              V                                 6,500
acquire (Note
3)

Option to                  $3.625                11/6/98                     D              V                                12,000
acquire (Note
4)

Option to                  $3.125                11/6/98                     D              V                                12,500
acquire (Note
5)

Option to                  $1.0625               11/6/98                     A              V                                36,500
acquire (Note
6)

Option to                  $1.0625               11/6/98                     A              V                                12,500
acquire (Note
7)






1.    Title of        6.    Date Exercisable
      Derivative            and Expiration
      Security                  Date
      (Instr.3)            (Month/Day/Year)

                         Date Exer-          Expiration
                         cisable                Date
Option to
acquire (Note
1)                       Note 1               Note 1

Option to
acquire (Note
3)                       Note 3               Note 3

Option to
acquire (Note
4)                       Note 4               Note 4

Option to
acquire (Note
5)                       Note 5               Note 5

Option to
acquire (Note            Note 6               Note 6
6)

Option to                Note 7               Note 7
acquire (Note
7)



                              SEC 1474 (7-96)                           Page 4


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



1.    Title of        7.    Title and Amount of     8.  Price of        9. Number of        10. Ownership       11. Nature of
      Derivative            Underlying Security         Derivative         Derivative           Form of Deri-       Indirect Bene-
      (Instr.3)             (Instr.3 and 4)             Security           Securities           vative Sec-         ficial Owner-
                            -------------------         (Instr. 5)         Benficially          urity: Direct       ship (Instr.
                                                                           Owned at En          (D) or              4)
                                                                           of Month             Indirect (I)
                                                                                                (Instr. 4)
                                                                           (Instr. 4)
                       Title         Amount or
                                     Number of
                                     Shares

Option to             Class A        18,000              $0                Note 2                    D
acquire (Note         Common
1)                    Stock

Option to             Class A         6,500              $0                Note 2                    D
acquire (Note         Common
3)                    Stock

Option to             Class A        12,000              $0                Note 2                    D
acquire (Note         Common
4)                    Stock

Option to             Class A        12,500              $0                Note 2                    D
acquire (Note         Common
5)                    Stock

Option to             Class A        36,500              $0                Note 2                    D
acquire (Note         Common
6)                    Stock

Option to             Class A        12,500              $0                Note 2                    D
acquire (Note         Common
7)                    Stock


                                                  SEC 1474 (7-96)                                                        Page 5


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



Explanation of Responses:

Note 1: Cancellation of non-qualified stock option originally granted at an exercise price of $6.00 on July 16, 1992 pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan (the "Plan"). This option became fully exercisable on July 16, 1996, and would have expired on July 16, 2002. This option was repriced on April 25, 1994 at the exercise price of $2.375.

Note 2: The column 9 total does not include other options outstanding under the Plan, because their exercise prices and exercise periods are different.

Note 3: Cancellation of non-qualified stock option originally granted at an exercise price of $4.75 on June 18, 1993 pursuant to Rule 16b-3 under the Plan. This option became fully exercisable on July 1, 1994 and would have expired on June 18, 2003. This option was repriced on April 25, 1994 at the exercise price of $2.375.

Note 4: Cancellation of non-qualified stock option originally granted on November 3, 1995 pursuant to Rule 16b-3 under the Plan. This option became fully exercisable on November 3, 1998 and would have expired on November 3, 2005.

Note 5: Cancellation of non-qualified stock option originally granted on October 28, 1997 pursuant to Rule 16b-3 under the Plan. This option would become exercisable on October 28, 2002, subject to accelerated vesting and would have expired 15 months after the applicable vesting date for such shares.

Note 6: Non-qualified stock option grant pursuant to Rule 16b-3 under the Plan. The option becomes exercisable as to 34% on May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. The option expires ten years after the grant date.

Note 7: Non-qualified stock option grant pursuant to Rule 16b-3 under the Plan. The option becomes exercisable as to 34% of the underlying shares on May 6, 1999, and as to an additional 11% quarterly thereafter until November 6, 2000. The option expires as to equivalent percentages of underlying shares 15 months after the applicable vesting date for such shares.



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.                /s/Joel D. Talcott                     12/9/98
                              -------------------------------      ------------
                              **Signature of Reporting Person            Date
                              JOEL D. TALCOTT



  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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786050.1